BD

06003903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

MK 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Packerland Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay, WI 54313
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernie Boushka, Director of Financial Operations (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street Green Bay, WI 54301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH. D.C. 203 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 4/20

OATH OR AFFIRMATION

I, Bernard Boushka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services Inc, as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Financial Operations

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2005 and 2004

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2005 and 2004

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying Statements of Financial Condition of Packerland Brokerage Services, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31 2005 and 2004, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson Tackman & Co, PLC

Green Bay, Wisconsin

February 6, 2006

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 242,699	$ 200,290
Clearing deposit	34,629	33,884
Receivables:		
Concessions	707,947	467,605
Other	97,359	78,784
Prepaid Expenses	85,348	10,000
TOTAL CURRENT ASSETS	1,167,982	790,563
PROPERTY AND EQUIPMENT		
Equipment	139,573	108,463
Less accumulated depreciation	78,603	60,574
NET PROPERTY AND EQUIPMENT	60,970	47,889
OTHER ASSETS		
Packerland Building LLC - 50% ownership	51,589	51,023
TOTAL ASSETS	$ 1,280,541	$ 889,475

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit	$ 65,000	$ 65,000
Accounts payable	13,005	39,902
Commissions payable	631,306	420,845
Accrued payroll	5,372	4,807
Accrued payroll taxes	68,584	6,381
Other accruals	4,861	16,967
Advanced collections	39,731	-
Income taxes payable	4,636	4,071
TOTAL CURRENT LIABILITIES	832,495	557,973
OTHER LIABILITIES		
Deferred income tax payable	13,122	10,567
STOCKHOLDERS' EQUITY		
Common stock, No Par Value- 18,000 Shares Authorized 13,104 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	7,000	-
Treasury stock 1,862 shares at $32.50	(60,515)	(80,015)
Retained earnings	322,849	235,360
TOTAL STOCKHOLDERS' EQUITY	434,924	320,935
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,280,541	$ 889,475

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004

	2005	2004
OPERATING REVENUES		
Concessions	$ 11,214,768	$ 8,303,548
Trading	955,738	619,918
RIA Fees	176,621	66,603
Vendor Bonuses	138,885	46,977
Insurance	16,595	34,752
Sales reps excess	13,037	57,946
Other	47,993	34,383
TOTAL REVENUES	12,563,637	9,164,127
COMMISSION EXPENSE	11,018,674	8,015,653
NET REVENUES	1,544,963	1,148,474
OPERATING EXPENSES	1,434,290	1,042,654
OPERATING INCOME	110,673	105,820
OTHER INCOME (EXPENSE)		
Packerland building LLC income	15,566	15,802
Interest income	1,416	249
Interest expense	(4,315)	(3,185)
TOTAL OTHER INCOME(EXPENSE)	12,667	12,866
INCOME BEFORE INCOME TAXES	123,340	118,686
PROVISION FOR INCOME TAXES		
Current income taxes	33,296	28,071
Deferred income taxes	2,555	4,404
TOTAL INCOME TAXES	35,851	32,475
NET INCOME	$ 87,489	$ 86,211

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2004	$ 165,590	$ -	$ (80,015)	$ 159,879	$ 245,454
Net Income for 2004	-	-	-	86,211	86,211
Dividends Paid for 2004	-	-	-	(10,730)	(10,730)
Balance, December 31, 2004	165,590	-	(80,015)	235,360	320,935
Net Income for 2005	-	-	-	87,489	87,489
Additional paid-in-capital	-	7,000	-	-	7,000
Sale of Treasury stock	-	-	19,500	-	19,500
Balance, December 31, 2005	$ 165,590	$ 7,000	$ (60,515)	$ 322,849	$ 434,924

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 87,489	$ 86,211
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	18,029	12,991
Amortization	-	18,072
(Increase) decrease in:		
Receivables	(262,865)	30,526
Prepaid expenses	(71,400)	750
(Decrease) increase in:		
Commissions payable	210,461	(47,756)
Accounts payable	(26,897)	(16,424)
Accruals	50,662	16,752
Advanced Collections	39,731	-
Income tax payable	3,120	(11,565)
NET CASH PROVIDED BY OPERATING ACTIVITIES	48,330	89,557
CASH FLOWS FROM INVESTING ACTIVITIES		
Money markets withdraw	-	8,942
Clearing account changes	(745)	(214)
Purchase of office equipment	(31,110)	(33,916)
Non-compete agreement purchased	-	-
Increase in investment in Packerland Building LLC	(566)	(11,023)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(32,421)	(36,211)
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit	-	-
Due to past officer	-	(25,000)
Additional Paid-in-capital	7,000	-
Sale of treasury stock	19,500	-
Dividends paid	-	(10,730)
NET CASH PROVIDED BY FINANCING ACTIVITIES	26,500	(35,730)
NET INCREASE IN CASH	42,409	17,616
CASH AT BEGINNING OF YEAR	200,290	182,674
CASH AT END OF YEAR	$ 242,699	$ 200,290

See accompanying notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash on deposit with a financial institution amounting to $791,254 and $657,212 at December 31, 2005 and 2004, which exceeds the amount fully insured by the U.S. Federal Deposit Insurance Corporation.

Clearing Deposit

The Company has $34,629 and $33,884 on deposit with Southwest Securities, Inc. at December 31, 2005 and 2004. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer. The Company made an additional deposit to Southwest Securities in early 2006, to comply with the $50,000 requirement.

Accounts Receivable

The Company's concessions receivable at December 31, 2005 and 2004 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives. No bad debt reserve is determined to be necessary, because only 10% of the bad debt would affect net income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using either straight-line or accelerated cost recovery method for the useful life of 5 to 8 years for financial reporting.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives of financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.25% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE C – RELATED PARTY LEASE AND INVESTMENT

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $58,000 per year with 3% annual increases. Lease payments for 2005 and 2004 were $66,832 and $61,960. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term. The Company has invested $51,589 and is a fifty percent (50%) owner in Packerland Building LLC. Packerland Building LLC has an outstanding mortgage of $343,373 at December 31, 2005.

NOTE D – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. The Company contributed $5,881 and $5,650 to the plan during 2005 and 2004.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004, the Company had net capital of $207,929 and $189,616, which was $151,554 and $151,713 in excess of its required net capital of $56,374 and $37,903 for the years December 31, 2005 and 2004. The Company's net capital ratio was 4.1 to 1 at December 31, 2005.

NOTE F – ADVERTISING COST

The Company's policy is to expense all advertising costs as incurred. Total advertising for 2005 and 2004 was $11,949 and $18,551 respectively.

NOTE G – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2005	2004
Cash paid during the year for:		
Interest expense	$ 4,315	$ 3,185
Income taxes	$ 32,731	$ 44,040

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2005 and 2004

	2005	2004
Wages and payroll commissions	$ 811,731	$ 393,409
Payroll taxes	63,861	34,922
Employee medical insurance	14,396	34,784
Worker's compensation insurance	1,487	1,279
Board of director's and consulting fees	92,330	155,800
Pension plan contributions	5,881	5,650
Advertising	11,949	18,851
Car Allowance	40,291	22,656
Diminimus fringe	1,486	735
Dues and subscriptions	1,025	1,243
Professional fees	79,259	63,495
Officer's life insurance	733	676
Other insurance	926	545
Licenses and permits	9,368	4,284
Meetings	13,167	7,457
Training	2,707	(1,215)
Regulation fees	10,047	8,167
Office supplies	23,591	25,050
Postage and delivery	24,953	27,104
Printing and reproduction	10,825	3,633
Bank charges	719	2,301
Telephone	9,590	7,646
Travel and lodging	58,007	62,801
Trade adjustments	636	181
Meals and entertainment	2,985	2,436
Rent	66,832	61,960
Repairs	10,323	16,943
Equipment rental	7,970	5,299
Utilities	8,658	7,694
Settlement agreement	22,817	-
Depreciation	18,029	12,991
Amortization on non-compete agreement	-	18,072
Other taxes	1,528	1,604
Miscellaneous	6,183	34,201
	$ 1,434,290	$ 1,042,654

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements and supplemental information of Packerland Brokerage Services, Inc. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Tackman & Co., PLC

Green Bay, Wisconsin

February 6, 2006

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2005

	Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS				
1 Cash	$ 273,989	$ 277,328	$ 3,339	Correct outstanding check listing(3,006) Petty cash (70) Record additional interest earnings (263)
2 Receivables from brokers or dealers	805,306	805,306	-	
3 Receivables from non-customers	3,880	3,948	68	Reclassify receipt of overpayment
9 Investments in associated partnerships	36,023	51,589	15,566	Record 2005 income from investment
10 Net property and equipment	65,245	60,970	(4,275)	Adjust 2005 depreciation to actual
11 Other assets	12,570	81,400	68,830	reclassify prepayment of 2006 rep renewals
Total Assets	$ 1,197,013	$ 1,280,541	83,528	
LIABILITIES				
13 Bank loans payable	65,000	65,000	-	
14 Payable to brokers or dealers	631,306	631,306	-	
15 Payable to non-customers	4,378	4,378	-	
17 Accounts payable and other accruals	52,386	144,933	(92,547)	Accrue commission on Dec income(12,118) Petty cash(70) Record add'l payable to Lander(791) Correct contribution amount (-1,740) Accrue vacations at 12/31/05 (5,372) Adjust accrued income taxes to actual(7,191) correct NASD customer refund(-85) Prepayment of 2006 rep renewal(68830)
	-	-	-	
Total Liabilities	753,070	845,617	(92,547)	
EQUITY				
12.B Common stock	165,590	165,590	-	
12.C Additional paid-in capital	7,000	7,000		
12.D Retained earnings	331,866	322,849	9,017	Net of above adjustments (rounding $2)
12.F Treasury stock	(60,515)	(60,515)	-	
Total Equity	443,941	434,924	9,017	
Total Liabilities and Equity	$ 1,197,011	$ 1,280,541	$ (83,530)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2005

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 443,941	$ 434,924	$ 9,017	Net of explanations on reconciliation schedule
6	Nonallowable assets	(146,806)	(226,995)	80,189	See line 3 through 11 above
10	Net capital	297,135	207,929	89,206	
11	Minimum net capital required	50,204	56,374	(6,171)	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	net capital requirement	50,204	56,374	(6,171)	
14	Excess net capital	246,931	151,555	95,377	
15	Excess net capital at 1000%	221,828	123,367	98,461	
19	Total aggregate indebtedness	$ 753,070	$ 845,617	$ (92,547)	
20	Percentage of debt to debt-equity total	253%	407%		